Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Augusta Resource Corp. (TSX/NYSE: AZC)(“Augusta” or the “Company”)
Suite 400 - 837 West Hastings Street
Vancouver, British Columbia V6C 3N6

Item 2 Date of Material Change

February 27, 2012

Item 3 News Release

The news release was disseminated on February 27, 2012 by Marketwire.

Item 4 Summary of Material Change

Augusta is pleased to announce that the Company and RK Mine Finance Fund I (“Red Kite”) has signed a term sheet (the “Term Sheet”) for a one year extension on the US$43 million senior secured loan (“Loan”) agreement signed in April 2010. Closing of this extension agreement is subject to customary due diligence for these types of loan transactions, all regulatory approvals to which the transaction may be subject and final legal documentation.

Item 5 Full Description of Material Change

See attached Press Release.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7 Omitted Information

None

Item 8 Executive Officers

Gilmour Clausen, President and CEO or Purni Parikh, Corporate Secretary

Item 9 Date of Report

 February 28, 2012

NEWS RELEASE

Augusta Arranges Extension on Red Kite Loan Facility

Denver, CO, February 27, 2012 – Augusta Resource Corporation (TSX/NYSE Amex: AZC) (“Augusta” or “the Company”) is pleased to announce that the Company and RK Mine Finance Fund I (“Red Kite”) has signed a term sheet (the “Term Sheet”) for a one year extension on the US$43 million senior secured loan (“Loan”) agreement signed in April 2010. Closing of this extension agreement is subject to customary due diligence for these types of loan transactions, all regulatory approvals to which the transaction may be subject and final legal documentation.

The terms of the extension of the Loan include interest payable at LIBOR plus 4.50%, maturing on the earlier of (i) April 14, 2013, or (ii) the date of closing of the senior debt project financing for the Rosemont Copper project.

As part of the Loan extension agreement, Augusta will extend the expiry date of the existing 1,791,700 warrants held by RK Mine Finance Trust I (formerly Red Kite Explorer Trust) at an exercise price of C$3.90 by one year, to April 23, 2014. Also, Rosemont Copper Company, a wholly owned subsidiary of Augusta, a guarantor of the Loan and Operator of the Rosemont Copper project has executed the Term Sheet and will commit to sell, at fair market terms, 80% of the copper cathode production from the planned Rosemont Mine at COMEX market pricing. Copper cathode production is estimated at 20 million pounds per annum for the first 6-8 years of production. This volume committed represents approximately 8% of the total estimated copper production from the planned Rosemont Mine during that time period.

“This agreement is consistent with our strategy to minimize equity dilution and allows us to continue to focus on finalizing our project debt financing and progressing the Rosemont Copper project toward construction this year,” said Gil Clausen, Augusta’s president and CEO.

About Augusta
Augusta is a base metals company focused on advancing the Rosemont Copper deposit near Tucson, Arizona. Rosemont hosts a large copper/molybdenum reserve that may account for about 10% of US copper output once in production in 2014 (for details refer to www.augustaresource.com). The exceptional experience and strength of Augusta’s management team, combined with the developed infrastructure and robust economics of the Rosemont project, propels Augusta to becoming a solid mid-tier copper producer. The Company trades on the Toronto Stock Exchange and the NYSE Amex under the symbol AZC.

Contact Information

Augusta Resource Corporation

Letitia Cornacchia, Vice President,
Investor Relations and Corporate
Communications
Tel: (416) 860 6310
Email: lcornacchia@augustaresource.com

CAUTIONARY STATEMENTS REGARDING FORWARD LOOKING INFORMATION
Certain of the statements made and information contained herein may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws. Such forward-looking statements and forward-looking information include, but are not limited to statements concerning: the Company’s plans at the Rosemont Project; estimated production; and capital and operating and cash flow estimates. Forward-looking statements or information include statements regarding the expectations and beliefs of management. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to: history of losses; requirements for additional capital; dilution; loss of its material properties; interest rates increase; global economy; no history of production; speculative nature of exploration activities; periodic interruptions to exploration, development and mining activities; environmental hazards and liability; industrial accidents; failure of processing and mining equipment; labour disputes; supply problems; commodity price fluctuations; uncertainty of production and cost estimates; the interpretation of drill results and the estimation of mineral resources and reserves; legal and regulatory proceedings and community actions; title matters; regulatory restrictions; permitting and licensing; volatility of the market price of Common Shares; insurance; competition; hedging activities; currency fluctuations; loss of key employees; as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form dated March 29, 2011. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. The Company disclaims any intent or obligation to update forward-looking statements or information except as required by law, and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.